03 OCT 23 AM 7:21

unaxis

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

03032854

Date October 17, 2003
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone ++41 1 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

SUPPL

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

i.A. [signature]

Nicolas Weidmann
Corporate Communications

Enclosure

- **October 17, 2003, Preliminary injunction against commercial-register entry of ESEC's merger with Unaxis**

dlw 10/24

Unaxis Management Ltd
Hofwiesenstrasse 135
P.O.Box 1309
CH-8021 Zürich

Telefon ++41 1 360 96 96
Fax ++41 1 360 96 93
www.unaxis.com

making IT possible

Media release

Preliminary injunction against commercial-register entry of ESEC's merger with Unaxis

Pfäffikon, October 17, 2003 – The presiding judge of the Zug Cantonal Court has temporarily prolonged the ban secured by Classic Fund Management AG, Vaduz (CFM), against entry of the merger of ESEC Holding SA with Unaxis Holding SA into the commercial register. By means of a preliminary injunction, the commercial registrars of the cantons of Zug and Schwyz have been instructed not to record the merger until further notice. As already announced at the October 7, 2003, extraordinary general meeting of ESEC shareholders, completion of the merger will be delayed.

The Cantonal Court judge ordered that the status quo be maintained until both parties have been fully heard. Classic Fund Management AG was given a period of 20 days to state its position on ESEC's response to the petition. Furthermore, Classic Fund Management AG must furnish security to cover court costs and potential damages.

The injunction pronounced today has no prejudicing effect whatsoever on the ultimate outcome of the related proceedings. A final ruling by the Cantonal Court of Zug with regard to the precautionary prohibition of entry of the merger into the commercial register is to be expected in approximately two months' time.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail: investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its three business segments: Information Technology (production systems for semiconductors, flat-panel displays and data storage devices, as well as optical components); Surface Technology (protective coatings for precision tools and components); and Components and Special Systems (vacuum technology and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2002 financial year, achieved sales of CHF 1.426 billion on a comparable basis. The company, headquartered in Pfäffikon, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in 25 countries.

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